October 1, 2008
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549-0408

ATTN:	Filing Desk Matt McNair (legal) Edwin Adames (accounting) Mail Stop 4561

Re:	Yadkin Valley Financial Corporation — 2007 Form 10-K, March 31, 2008 Form 1Q File No. 000-52099
Dear Mr. McNair and Mr. Adames:
     This letter is in response to your comments dated August 13, 2008, regarding the above captioned filings. Our responses follow your numbered paragraphs.
Form 10K
     We refer to Note 20, Business Segment Information on page 62. Please tell us and in future filings provide a discussion in this section of the operations of your business segments including the following information:
1.a.     The reason for major yearly changes in the operating results of your business segments.
1.a.     The Bank segment net income increased by $980,000 primarily from the increase in net interest income of $992,000. The earning assets increased more than interest-bearing liabilities, but both the net interest margin and net interest spread narrowed. The average earning assets increased by $81 million with a rate increase of 20 basis points, while the average interest-bearing liabilities increased by $56 million with a rate increase of 59 basis points. The gain on sale of investment securities increased by $131,000 as there was a loss in 2006 and a gain in 2007 as securities appreciated due to market rate declines in the last half of 2007.
     The Bank segment’s non-interest income increase of $1,149,000 was due mainly to proceeds from BOLI and other Bank increases as discussed on page 31 of Form 10-K. Non-interest expenses increased by about $973,000 mainly due to Bank normal recurring expense increases as discussed on pages 31 and 32 of Form 10-K.
     The Sidus segment net income increased by $31,000 due principally to a $93,000 increase in interest earned on mortgages held for sale as mortgage origination volume increased from $866 million in 2006 to $908 million in 2007. Other income and other expenses both decreased as gains on sales of mortgages decreased and professional fees decreased due savings on legal and accounting fees.
1.b.     Any expected future material changes in the contributions of each segment to the consolidated profitability and liquidity of the Company.

1.b.     There may be some variation in future periods between the business segments, but we do not expect a significant shift. We expect for the “other” segment that includes the holding company and eliminations to decrease as a full year of interest expense for the trust preferred securities will be reflected in 2008 as compared to two months of interest in 2007. On November 1, 2007, the Company issued trust preferred securities at a rate of 3 Month Libor (“3ML”) plus 132 basis points. The monthly expense for interest on trust preferred securities has ranged from $80,000 to $120,000, pre-tax, (4.0% to 4.3%). As the Bank’s net income increases when margins expand, the Other segment net loss will become a smaller percentage of total income unless a rising 3ML rate results in trust preferred interest expense increasing at a faster rate than the Bank income. We expect the Other segment net loss to remain between (5%) and (10%) of total Company income. We expect Sidus net income to decrease slightly as a percentage of income as net interest margin expands, as earning assets increase, and as non-interest income increases faster than non-interest expenses. Sidus net income should remain between 5% and 15% of total net income if assumptions are correct. The Bank net income should remain between 90% and 105% of Company net income.
1.c.     The expected effects on segment reporting as a result of the acquisition of Cardinal State Bank which closed in the first quarter of 2008.
1.c.     The acquisition of Cardinal State Bank is not currently expected to impact Bank segment net income in 2008 but is expected to add approximately 5% to 10% to Bank segment income in 2009 thus adding about 1% to 2% to the Bank segment’s proportion of consolidated net income in 2009.
We will discuss the items noted above in future filings.
2.     We refer to the five-year table of loans by category which shows that 22% of the loan portfolio is composed of mortgage loans. Tell us and in future filings provide the following information regarding the credit risk characteristics of these loans:
2.a.     Provide disaggregated information about residential mortgage loans with features that may result in increased credit risk. Consider disclosure of the percentage and dollar amount of ARM loans, subprime loans, loans with minimal documentation requirements, and loans in geographic locations with decreasing collateral values.
2.a.     The Bank’s ARM loans totaled $1.7 million or 2.4% of first lien residential mortgage loans. Subprime loans, which are considered by management as “B” grade loans, totaled approximately $0.4 million or 0.6% of first liens. “B” grade loans are seasoned loans to borrowers with a higher degree of credit risk originated before 2002. The Bank requires documentation on its residential mortgage loans and does not have a program to make loans with minimal documentation requirements. The Bank’s residential real estate loans are collateralized predominately by property in North Carolina where real estate values have not materially changed, though sales have been slowing as compared to the prior year. While the duration of time on the market has increased, prices have declined only slightly, if at all, in the piedmont and mountain regions of North Carolina that are served by the Bank. The Bank’s collateral in areas with more rapid decline in residential mortgage values were found in only one isolated case, in south Florida. The balance on this seasoned loan was $88,000 at December 31, 2007 representing a loan-to-value ratio of 53%. No loans were found in the portfolio with residential real estate collateral in other rapidly declining markets.
2.b.     Describe any risk mitigation procedures used to reduce exposure to credit risk related to residential mortgage loans.
2.b.     The Bank’s Loan Policy Manual requires that each loan over $20,000 be risk graded from 1 (highest quality) to 8 (loss). Acceptable loans at inception are grades 1 through 4, and these grades have underwriting requirements that at least meet minimum requirements of a secondary market source. If borrowers do not meet credit history requirements, other mitigating criteria such as substantial liquidity and low loan-to-value ratios could be considered and would generally have to be met in order to make the loan. The Bank’s loan policy states that a guarantor may be necessary if reasonable doubt exists as to the borrower’s ability to repay.

The Bank makes nearly all of its residential real estate loans in its market area or with borrowers who have a home or business in its market area. Loan officers are familiar with the markets they serve and their borrowers so as to mitigate the risk of delays in identifying declining market values that may result in surprise increases in non-performing assets. As stated in the loan policy, the Bank is relationship driven, which enhances the likelihood that deterioration in a borrower’s creditworthiness or in collateral values will be identified and appropriate action taken to reduce losses.
Residential mortgage loans are graded according to the amount of risk and allowance for loan losses are established for each loan based on the grade and actual loss history for the homogenous pool of residential mortgage loans. Loans that are graded 5 (watch list), 6 (substandard), or 7 (doubtful) are assigned a higher reserve that increases with each grade level decline. In addition, an environmental factor is added to the reserve in situations where there are deteriorating grading trends among pools of loans graded 5 or worse. The Bank’s credit policy has recently been enhanced to add regional credit officers that are independent of the loan function. Also, the Bank is in the process of implementing a credit risk review team to review loan approvals and to conduct annual credit reviews to evaluate risk grading and reporting of problem assets.
2.c.     Disclose any trends related to residential mortgage loans with features that may result in higher credit risk that are reasonably likely to have a materially unfavorable impact on net interest income after provision for loan losses.
2.c.     The Bank’s residential mortgage loans do not have features such as teaser rates or negative amortization and are made at loan-to-value ratios of 80% or lower. Since these loans do not have features that would create additional risk, net interest income after loan loss provision would not be expected to be affected unfavorably by unique loan features. Residential mortgage loans with risk grades that are either substandard or doubtful totaled $952,000 on December 31, 2007, $967,000 on March 31, 2008, and increased to $3,000,000 (1.28% of residential mortgage loans) on June 30, 2008 due to some softening in the economic markets.
We will discuss the items noted above in future filings.
3.     We refer to the five-year table of nonperforming assets and related disclosure of impaired loans in Note 5, Loans and Allowance for Loan Losses on page 49. Please tell us and in future filings provide the following information regarding these loans and other real estate:
3.a.     Reconcile the total of nonaccrual loans for 2007 and 2006 of $2.563 million and $2.404 million, respectively, with the total loans of $7.8 million and $1.8 million for 2007 and 2008, respectively, as stated in Note 5.
3.a.     The Bank has identified nonaccrual loans as loans that are generally ninety days past due. Impaired loans included nonaccrual as well as performing loans to borrowers in softening industries or with weakened credit positions. The table below illustrates the components of the impaired loan totals:

		2007	2006
Nonaccrual loans		$1,961,538	$1,829,947
Other real estate owned		602,000	574,345

Total nonperforming assets		$2,563,538	$2,404,292

Nonperforming assets		$2,563,538	$2,404,292
Less:	Other real estate owned	(602,000)	(574,345)
Add:	Loans identified as losses (risk grade 8) but still accruing	—	11,956
	Loans identified as doubtful (risk grade 7), still accruing with specific reserves	746,224	-
	Loans identified as doubtful (risk grade 7), still accruing without specific reserves	72,609	-
	Loans identified as substandard (risk grade 6), still accruing with specific reserves	5,021,490	-

Total impaired loans		$7,801,861	$1,841,903

3.b.     Describe the nature and credit risk characteristics of the loans that are classified as nonaccrual and impaired.
3.b.     Nonaccrual loans include all loans that are ninety days past due. In addition, loans may be identified as nonaccrual on a case by case basis if it is probable that the borrower will not be able to repay according to the original terms. At December 31, 2007 certain additional loans were considered impaired even though they were performing where liquidation of collateral was insufficient to repay the balance of the loan. The impairment was determined based on current economic conditions, the declines in commercial borrowers’ industries, or specific credit or collateral characteristics of the loan. See answer 3.c. for nature and additional information of these loans.

Impaired loans at December 31, 2007:	Commercial, Financial, Agric	$4,895,992
	Commercial real estate	948,969
	Installment loans	77,852
	Open end, unsecured	13,358
	Construction	913,969
	Mortgage loans	951,721

	Total	$7,801,861
3.c.     State the nature and extent to which these loans are collateralized and how the fair value of the underlying collateral was determined.
3.c.     The highest concentration of impaired loans was found in the commercial, financial, and agricultural category (63%) followed by residential mortgage (12%) and commercial real estate non-owner occupied (10%). Most of the impaired loan balances in the commercial, financial, and agricultural category were collateralized by accounts receivable, inventory, and equipment. The borrowers were businesses primarily in the lumber, furniture, and equipment leasing industries which have softened over the past year. Perfected collateral related to impaired loans is appraised by an independent third party appraiser and recorded at the lower of loan balance or fair market value. In one instance, titles were held but had not been recorded and in some other cases loans were unsecured. Specific allowances under FAS 114 were assigned for loan balances in excess of discounted collateral values for loans deemed to be impaired.
3.d.     Describe the nature and extent of any potential problem loans which are not now disclosed as nonaccrual or past due for which management has serious collectability concerns. Refer to the disclosure requirements of Item III. C2. of Industry Guide 3.
3.d.     All loans for which management has serious doubts about the ability of borrowers to comply with the present prepayment terms were included in the impaired loans total and discussed above in the response to comment number 3c. Any loans that were on the watch list at quarter end are either still on the watch list or downgraded to nonaccrual as warranted based upon credit risk monitoring policy.
3.e.     Explain how the Company determined that impaired loans for $1.6 million in 2007, as stated in Note 5, did not require a related allowance for loan losses.
3.e.     Each loan considered to be impaired was evaluated for adequacy of fair value of collateral. Most of the $1.6 million in loan balances without a related allowance were collateralized by residential real estate with a loan to value ratio of less than 75% based on updated appraisals at time of identification of impairment. In some cases, the loans with insufficient collateral had been charged off partially to the current estimated fair value.

We will discuss the items noted above in future filings.
4.     Please tell us and discuss in future filings the following with respect to the allowance for loan losses related to the types of loans in the loan portfolio described in Note 5, Loans and Allowances for Loan Losses on page 48.
4a.     Considering the material increase in commercial, financial and agricultural loans as well as in real estate construction loans, describe how the Company has considered in determining the allowance for loan losses the increased growth of the loan portfolio, the credit risk characteristics of loan concentrations in construction loans, and geographic concentrations of loans in high risk areas during 2007.
4.a.     In determining the allowance for loan losses, the ratios from the actual loss history for the various categories are applied to the homogenous pool of loans in each category. Since embedded losses in loans may take more than one year to be realized, the historical annual loss percentage for the various categories are multiplied by a factor ranging from one to three to recognize the magnitude of probable losses embedded in the current portfolio. Allowances for pools of construction loans are calculated with separate consideration when adjusting the historical loss ratio. In addition, to recognize the probability that loans in special mention, and substandard risk grades are more likely to have embedded losses, additional multiples of historical losses ranging from three (special mention) to seven (substandard) are applied to the homogenous pools of those weaker graded loans.
     One of the external factors we consider when adjusting historical loss ratios is comprised of unemployment rate trends by county, and one of the internal factors is based on trends and characteristics of the real estate portfolio. Markets served by the Bank experienced some softening from the general economy, but there were not any noticeable declines in real estate values in any particular region. Trends in real estate concentrations and in exceptions in FDIC guidelines for loan-to-value limits are evaluated for their impact on the allowance for loan losses.
4.b.     Discuss any changes in estimation methods and assumptions that have affected or will affect the determination of the allowance for loan losses as a result of the remediation plan discussed on page 64 to address material weaknesses in internal controls regarding the determination of the allowance for loan losses.
4.b.     The framework utilized for the model to determine the allowance for loan losses is expected to be applied consistently each quarter with slight modifications as information becomes available to improve the accuracy of estimates. As the remediation plan is implemented during 2008 with improved controls over underwriting, servicing, assigning risk grades, and loan approval, the internal environmental factors will be reassessed. In addition, a lower point in the range of estimates may be used by management as uncertainty begins to diminish.
4.c.     Discuss how actual changes and expected trends in nonperforming loans affected the determination of the allowance considering the credit risk characteristics of the difference types of loans.
4.c.     Actual higher trends in nonperforming loans tend to increase the allowance from amounts assigned to specific impaired loans in the application of FAS 114 and from application of FAS 5 on homongenous pools of loans. As discussed above, special mention and substandard loans with sufficient collateral or other credit characteristics to make the likelihood of default less than doubtful, are grouped and assigned multiples of the annual loss ratio to recognize the increased chance that an embedded loss may have been incurred but not identified. To the extent that substandard, doubtful and loss loans increase in future periods, the allowance will be increased as a result of applying a higher balance of loans to this multiple of the historical loss ratio. Internal environmental factors are based upon the performance of the loan portfolio. Furthermore, the internal environmental factors for past due/nonaccrual trends and risk grade 5 trends will also be higher due to the increased possibility that loans may not pay according to the original payment schedules. As nonaccrual and past due loans increase and or as loans are downgraded there is a higher allocation of loan loss reserve allocated to those loans.
4.d.     Discuss any material future expected changes in the risk characteristics of the loan portfolio that are likely to affect the determination of the allowance for loans losses. Refer to the acquisition of the Cardinal State Bank which is expected to occur during the first quarter of 2008 as stated in Note 2, “Business Combination” on page 45.
4d.     Loans acquired from Cardinal State Bank (“Cardinal”) were placed in the Bank’s portfolio and assigned to the new branches acquired from Cardinal. There is a slightly higher concentration in construction and land development loans as well as residential mortgage loans as compared to the rest of the Bank. The Bank added about 15% of outstanding loans to its loan portfolio with the acquisition of Cardinal, whose loans were generally similar in both composition and credit quality based on the Bank’s completion of due diligence prior to the acquisition. Therefore, the Bank segment is not currently expected to be impacted significantly by the acquisition of loans from Cardinal. There were no other material expected changes in the risk characteristics of the loan portfolio at the end of the year. In the event there is further softening in the local markets, we expect nonperforming loans and charge-offs to increase incrementally, especially with respect to unsecured loans and construction and development loans which have been a lower percentage (14%) of total loans relative to peers (19%). Following the merger and acquisition of construction loans from Cardinal, the Bank segment construction loan ratio is expected to be closer to the peer group.
We will discuss the items noted above in future filings.
5.     We refer to the second paragraph that states credit quality reviews are based primarily on an analysis of the borrower’s cash flows, with asset values considered only as a second source of payment. Please tell us and discuss in future filings the following:
5.a.     The frequency with which the Company obtains periodic updated appraisals for the underlying collateral of major commercial loans and for construction loans which normally do not have appreciable cash flows.
5.a.     The Bank’s policy regarding appraisals includes compliance with FIRREA guidelines. For long term commercial real estate lending, all loans with outstanding balances of $500,000.00 or more require the account manager to prepare an annual review discussing the performance of the borrower and the property. The annual review is to be supported by an updated review of borrower and guarantor financial statements and operating information on the property. Credit reports are to be updated and reviewed. Account managers are required to perform a site visit as part of the annual review process. A discussion of compliance with loan agreement covenants is to be included in the review. If there has been material adverse change in the property or market, a new appraisal may be required.
          Construction loans extended by the Bank are to be supported by current appraisals in compliance with FIRREA requirements and the Bank’s appraisal policies as described in the loan policy. The borrower must obtain all appropriate building permits, and the project must comply with applicable zoning requirements for the site. All projects are to have controlled disbursements based upon satisfactory inspections indicating the project status merits the draw. The Chief Lending Officer has provided that commercial lenders can inspect their own construction loans. All loans for commercial properties and multi-family housing must be supported by a satisfactory commitment for permanent financing from a strong source. Speculative units for home builders are to be limited to a level the home builder can support from sources in addition to the future sale of these units. The Bank requires that there be no secondary financing on projects for which it is providing financing. Exempted from this requirement are construction loans to be taken out by SBA 504 program financing, which by design, contemplates a secondary loan. During the construction phase, however, there is to be no secondary financing.

          For residential construction revolving lines of credit to builders, valuation is based upon the appraised value of the basic floor plans (drawings of structure to be built) offered in the projects as determined in a master appraisal plus a value of lots based upon location, size, and appeal, as determined in the appraisal. The account manager is to monitor sales prices and absorption throughout the loan to ensure the assumptions in the original appraisal remain valid. If there is a material change from original assumptions, a new appraisal is to be completed.
          In general, appraisals are required for initial or refinanced real estate loans, especially if there have been changes in the original assumptions regarding value of the property or the market in general.
5.b.     Any other credit risk control methods the Company has implemented with respect to higher credit risk loans.
5.b.     Management has implemented a new credit risk review that will report to the Chief Lending Officer. The focus will be on policy compliance and proper grading of higher credit risk loans as well as new and existing loans on a sample basis. Additional reporting for problem/criticized assets has been developed along with an after-the-fact loan review. Management has also created a new report of past due credit card delinquency and set procedures to insure delivery to Regional Presidents in order that monitoring and grading can be achieved on a comprehensive basis.
          The purpose of the newly formed credit risk management team, under the direct supervision of the Chief Lending Officer, is to develop a more intense credit risk approach by implementing the following procedures:
- Improved problem loan tracking and reporting
- Reporting by bank and region
- Improved and more defined commercial real estate reporting
- Coordination with lenders to ensure proper loan grading
- Enhanced staff including the addition of regional credit risk officers
- More communication and involvement with regional managers
We will discuss the items noted above in future filings.
6.          We refer to the $602,000 balance of other real estate as of December 31, 2007. Please provide us and include in future filings a roll-forward analysis of the changes in other real estate for the latest two fiscal years that reconciles the balance of other real estate at each year end with the following related disclosure for 2007 and 2006 in the Consolidated Statement of Cash Flows on page 38.
6.a.     The $1.4 million and $870,000 of loans transferred to foreclosed real estate in 2007 and 2006, respectively.
6.b.     The net loss of $287,000 on the sale of other real estate owned in 2007.
6.c.     The proceeds of $1 million form the sale of other real estate owned in 2007.
6.a. b. c.

OTHER REAL ESTATE OWNED	2007	2006
Beginning balance	$574,345	$763,210
Loans transferred to OREO	1,397,045	868,171	Refer to # 6a
Write downs after foreclosures	(95,954)	(72,817)
Proceeds of sales	(1,041,246)	(987,124)	Refer to #6c
Expenses, including selling and improvements	141,040	—
Bank finance of OREO sold	(86,500)	—
Gain/(loss) on sale of OREO	(286,730)	2,905	Refer to #6b

Ending balance of OREO	$602,000	$574,345
c.
State the current status of the $868,000 and $959,000 of loans transferred to foreclosed real estate in 2006 and 2005 considering no gain or loss, and no related proceeds from the sale of other real estate were recognized in 2006 and 2005.

d.	The current status of loans transferred to foreclosed real estate in 2006 and 2005.

	TRANSFERRED TO	TRANSFERRED TO
OTHER REAL ESTATE OWNED	OREO 2006	OREO 2005
Total	$868,141	$959,031

Sold in 2005		$515,201
Sold in 2006	$334,796	443,830
Sold in 2007	354,571
Sold in 2008	178,774
The proceeds and gain/loss resulting from these sales were not disclosed separately on the cash flow statement for 2006 and 2005.
We will discuss the items noted above in future filings.
7.     Please tell the staff whether the performance graph required by Item 201 (e) of Regulation S-K was included in the annual report to security holders. Refer to Instruction 7 of the Instructions to Item 201 (e) of Regulation S-K. We note that it was included in the definitive proxy statement.
7.     The performance graph was included in the definitive proxy statement where it has appeared since we became subject to this disclosure requirement. Our shareholders expect it to appear in our proxy statement. We will include it or incorporate it by reference into the annual report to security holders in future filings.
8.     Please confirm that in future filings you will provide the information required by Item 407 (e)(4) of Regulation S-K.
8.     There are no relationships that are required to be disclosed pursuant to the requirements of Item 407(e)(4) of Regulation S-K. We were observing the general rule that we could omit the disclosure if there were no such relationships. We will provide negative disclosure in future filings.
9.     On page 12 of the definitive proxy statement, Julie Mason and Patricia Wooten are identified as executive officers. However, no compensation disclosure is provided for these individuals. Please confirm that in future filings you will include compensation information for the three most highly compensated executive officers other the PEO and PFO. Refer to Item 402(a)(3)(iii) of Regulation S-K.
9.     Footnote 1 to Item 402 states that no disclosure need be provided for any executive officer, other than the PEO and PFO, whose total compensation does not exceed $100,000. Ms. Mason and Ms. Wooten did not have 2007 compensation that exceeded $100,000. If their compensation exceeds $100,000 in future years, then we will provide compensation information required for them in accordance with S-K 402(a)(9)(iii).
10.     The Compensation Discussion and Analysis is meant to be a narrative overview at the beginning of the compensation disclosure, putting into perspective the numbers in the tables that follow. See the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007. In the future, please relocate the tables so that they follow the Compensation Discussion and Analysis.
10.     We will rearrange our disclosure so that the compensation tables follow the Compensation Disclosure and Analysis in future filings.
11.     Please advise the staff as to why you have not included an option exercises and stock vested table as required by Item 402(g) of Regulation S-K. It appears that transactions took place during 2007 that should have been included in this table.

11.     The table was inadvertently omitted. We will discuss the items noted above in future filings.
12.     The caption of this section must be “Compensation Committee Report.” Refer to Item 407(e)(5) of Regulation S-K. Please confirm that you will revise future filings accordingly. In addition, please remove all disclosure not required by Item 407(e)(5) from this section in future filings.
12.     The section will be titled “Compensation Committee Report” and we will confine the disclosure to the requirements of Item 407(e)(5) in future filings.
13.     All grants of plan-based awards should be presented in a single table. Refer to Instruction 1 of the Instructions to Item 402(d). Please revise future filings accordingly
13.     We acknowledge that grants of plan-based awards should be presented in one table. The length of the table makes its presentation in a Word document problematic, but we will present the information in one table in future filings.
14.     It does not appear that you identity which signatories, if any, have been designated as principal executive officer, principal financial officer, or controller or principal accounting officer in either the Form 10-K or in your subsequent Forms 10-Q. Consequently, it is difficult to ascertain whether the forms’ signature requirements have been satisfied. Please confirm that you will revise future filings accordingly.
14.     In future filings, we will identify the Principal Executive and Principal Financial Officers.
15.     Your certifications, both in the 10-K and your subsequent Forms 10-Q, include inappropriate modifications. Please confirm that the certifications in future filings will be revised to conform to the exact form as in the applicable disclosure standard.
15.     In future filings, we will conform the certifications to the exact form as in the applicable disclosure standard.
16.     We note the Company considers that none of the unrealized losses on available for sale securities, totaling $366,000 and $1.2 million as of December 31, 2007 and 2006, relate to the marketability of the securities or the issuer’s ability to honor the redemption obligations. Please tell us and disclose in future filings the Company’s compliance with the “ability and intent to hold” and the evidence criteria paragraphs 10 and 16 of EITF 03-1 for determining whether an impairment shall be considered other than temporary.
16.     The unrealized losses relate to securities that have incurred fair value reductions due to increases in market interest rates since the securities were purchased, and are considered by management to be temporary. The unrealized losses are not likely to reverse unless and until market interest rates decline to the levels that existed when the securities were purchased. Since none of the unrealized losses relate to the marketability of the securities or the issuer’s ability to honor redemption obligations, none of the securities are deemed to be other than temporarily impaired. Management has the intent and ability to hold these securities until maturity.
We will discuss the items noted above in future filings.
17.     We note your reference to press releases regarding the business combination that are available on your website, www.yadkinvalleybank.com. In future filings please incorporate by reference in your notes to the financial statement only documents that have been identified as filed with the Commission.

17.     In future filings we will omit the reference to press releases and will only refer to documents that have been filed with the Commission
18.     We note the Company has recorded mortgage servicing rights and impaired loans as nonrecurring Level 3 inputs. Please tell us and in future filings provide the reconciliation of the beginning and ending balances of the Level 3 inputs required by par. 3.c of SFAS 157 with respect to mortgage servicing rights and impaired loans.
18.     The Company reports impaired loans as subjected to nonrecurring fair value adjustments as Level 3 in accordance with paragraph 33 of FAS 157 which would not require a reconciliation for reporting purposes as such valuation adjustments do not occur on normal recurring basis but on an as necessitated basis. However, mortgage servicing rights are subjected to recurring fair value adjustments as Level 3 in accordance with paragraph 32 of FAS 157 and a reconciliation will be properly included in future filings. The reconciliation for first quarter that was omitted is below. The reconciliation for the second quarter of 2008 was properly included.

MORTGAGE SERVICING RIGHTS	FAIR VALUE	LEVEL 1	LEVEL 2	LEVEL 3
Balance at beginning of period	$2,000,770	—	—	$2,000,770
Losses, included in earnings	(113,573)	—	—	(113,573)
Additions	16,407	—	—	16,407

Balance at end of period	$1,903,604	—	—	$1,903,604
19.     We refer to Note 8, Business Segment Information on page 11. In future filings, please discuss the reasons for any material changes in the contribution of specific segments to the revenues, profitability or cash flows of the Company considering the impact on segment reporting of the acquisition of Cardinal State Bank disclosed in Note 3, Business Combination on page 9.
19.     In future filings, the material changes relating the different reporting segments will be disclosed in relation to revenues, profitability and cash flows considering the impact on segment reporting of the acquisition of Cardinal State Bank. Refer to Item 2 herein for discussion of the material change in the business segments from the acquisition of Cardinal State Bank..
          We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.
          Please feel free to contact me if you have any additional comments regarding our responses.
Sincerely,
Edwin E. Laws
Chief Financial Officer
(Principal Financial Officer)

cc:	Ronald D. Raxter Williams Mullen